SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



         For the fiscal year ended December 31, 1996

         Commission File Number 1-2227

         G.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401(K) Retirement Savings Plan
                  for Employees of Van Dorn Company

         H. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         CROWN CORK & SEAL COMPANY, INC.
                                  ONE CROWN WAY
                           PHILADELPHIA, PA 19154-4599

                                      INDEX


                                                                    Pages


Signatures......................................................      3

Report of Independent Accountants...............................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA...   7 to 15

Exhibit 23 - Consent of Independent Accountants................      16

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                               Crown Cork & Seal Company, Inc.
                                               401 (K) Retirement Savings Plan
                                               for Employees of Van Dorn Company


                                       By:     /s/ James T. Malec
                                               James T. Malec
                                               Member, Benefit Plan Committee

Date: June 25, 1997

Crown Cork & Seal
Company, Inc. 401(k)
Retirement Savings Plan
for Employees of
Van Dorn Company
Financial Statements
and Supplemental Information
December 31, 1996 and 1995

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for
Employees of Van Dorn Company
Financial Statements and Supplemental Information
December 31, 1996 and 1995
-------------------------------------------------------------------------------


                                  Index

                                                             Page

Report of Independent Accountants                              1

Statement of Net Assets
    Available for Plan Benefits                                2

Statement of Changes in
  Net Assets Available for Plan Benefits,
   with Fund Information                                     3 - 4

Notes to Financial Statements                                5 - 7

Schedule I    -   Schedule of Assets Held
                   for Investment Purposes                     8

Schedule II   - Schedule of Reportable Transactions            9




Note:     Other schedules required by ERISA are not applicable.

                        Report of Independent Accountants


June 18, 1997

To the  Benefit  Plans  Committee  and  Participants  of the
Crown  Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Van Dorn Company


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company (the "Plan") at December 31, 1996 and 1995 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted accounting standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATHERHOUSE LLP

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company Statement of Net Assets Available
for Plan Benefits
December 31, 1996 and 1995
--------------------------------------------------------------------------------



                                                          December 31,
                                                   1996                 1995

Investments at fair value:
   Crown Cork & Seal Common Stock*               $ 3,744,525       $ 3,608,902
   T. Rowe Price Mutual Funds:
      Prime Reserve Fund*                          2,199,564         2,234,072
      Capital Appreciation Fund*                     996,708           821,817
      Spectrum Income Fund*                        2,306,605         2,808,447
      Spectrum Growth Fund*                        6,162,855         6,442,502
   Participant Loan Fund                             224,092           285,532
                                                ------------      ------------
              Total investments                   15,634,349        16,201,272

Employer contributions receivable                                       20,048
Employee contributions receivable                                       62,202
Administrative expenses payable                       (9,200)
                                                -------------     ------------
   Net assets available for plan benefits        $15,625,149       $16,283,522
                                                =============     ============


* Represents more than 5% of net assets available for plan benefits at December 31, 1996.

   The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Statement of Changes in Net Assets Available
for Plan Benefits, with Fund Information
For the Year Ended December 31, 1996
--------------------------------------------------------------------------------

                                                                       T. Rowe Price
                                                    --------------------------------------------------
                                  Crown Cork
                                    & Seal          Prime         Capital      Spectrum     Spectrum    Participant
                                 Common Stock      Reserve      Appreciation    Income       Growth        Loan
                                     Fund           Fund           Fund          Fund         Fund         Fund         Total
                                     ----           ----           ----          ----         ----         ----          -----

Additions:
Contributions
   Employer                       $ 224,975                                                                           $  224,975
   Employee                          50,298      $  157,544     $ 146,363   $  178,514     $ 252,424                     785,143
Investment income                    79,839         105,366        92,496      201,947       427,375    $ 28,655         935,678
Net appreciation in
 fair value of investments          970,831                        51,549      (22,760)      755,175                   1,754,795
                                 ----------      ----------     ---------   -----------    ---------    ---------     ----------
                                  1,325,943         262,910       290,408      357,701     1,434,974      28,655       3,700,591
Deductions:
Benefits paid to participants
 and rollovers to other plans      (904,904)       (507,552)     (208,959)    (797,287)   (1,821,420)   (102,453)     (4,342,575)
Transfers
  Loan principal repayment            7,215          14,424         9,728       22,027        23,612     (77,006)
  Loan interest allocated             3,039           5,725         3,958        7,664         8,269     (28,655)
  Loans issued                      (17,617)        (28,958)      (11,704)     (27,590)      (32,150)    118,019
  Interfund transfers              (323,933)        209,528        92,197      (75,718)       97,926
Administrative expenses                             (16,389)                                                             (16,389)
                                 -----------     -----------    ----------   ----------   ----------    ---------     -----------
Increase in net assets
 available for
  plan benefits                      89,743         (60,312)      175,628     (513,203)     (288,789)    (61,440)       (658,373)
Net assets at
  beginning of year               3,654,782       2,250,676       821,080    2,819,808     6,451,644     285,532      16,283,522
                                 -----------     -----------     ---------   ----------   ----------    ----------    -----------
Net assets
  at end of year                 $3,744,525      $2,190,364      $996,708   $2,306,605    $6,162,855    $224,092     $15,625,149
                                 ==========      ==========      ========    ==========   ==========     ========     ===========


 The accompanying  notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Statement of Changes In Net Assets Available
for Plan Benefits, with Fund Information
For the Year Ended December 31, 1995
--------------------------------------------------------------------------------


                                                                       T. Rowe Price
                                                    --------------------------------------------------
                                  Crown Cork
                                    & Seal          Prime         Capital         Spectrum     Spectrum    Participant
                                 Common Stock      Reserve      Appreciation       Income       Growth        Loan
                                     Fund           Fund           Fund             Fund         Fund         Fund         Total
                                     ----           ----           ----             ----         ----         ----          -----

Additions:
Contributions
   Employer                       $ 267,317                                                                            $  267,317
   Employee                         107,478     $  214,352      $ 157,407     $  209,644   $  270,487                     959,368
Investment income                                  119,159         63,864        191,801      432,022     $ 22,266        829,112
Net appreciation in
 fair value of investments          438,745                        91,969        274,580    1,065,858                   1,871,152
                                 ----------     ----------      ---------     -----------   ---------     ---------    ----------
                                    813,540        333,511        313,240        676,025    1,768,367       22,266      3,926,949
Deductions:
Benefits paid to participants
 and rollovers to other plans      (496,864)      (181,398)      (153,603)      (214,503)    (499,700)                 (1,546,068)
Transfers
  Loan principal repayment            4,804          9,505          8,019         14,129       15,973      (52,430)
  Loan interest allocated             1,708          4,090          3,065          5,938        7,465      (22,266)
  Loans issued                      (31,612)       (23,000)       (19,694)       (36,140)     (51,611)     162,057
  Interfund transfers              ( 74,234)       (40,887)        27,048        (19,316)     107,389
                                 -----------    -----------    ----------     -----------   ----------    ---------    -----------
Increase in net assets
 available for
  plan benefits                     217,342        101,821        178,075        426,133    1,347,883      109,627      2,380,881
Net assets at
  beginning of year               3,437,440      2,148,855        643,005      2,393,675    5,103,761      175,905     13,902,641
                                -----------    -----------      ---------     ----------   ----------   ----------    -----------
Net assets
  at end of year                 $3,654,782     $2,250,676       $821,080     $2,819,808   $6,451,644     $285,532    $16,283,522
                                 ==========     ==========       ========     ==========   ==========     ========    ===========


 The accompanying  notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------


1.   Summary of Significant Accounting Policies

          In 1993, the Van Dorn Company (the "Company") was acquired by Crown Cork & Seal Company, Inc. ("Crown") at which time Crown became the sponsor of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company (the "Plan"), formerly the Van Dorn Company 401(k) Plan and Trust. The plan is administered by the Crown
     Cork & Seal Company, Inc. Benefit Plans Committee.


          The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Investment income earned, but not received, is accrued. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Company stock is valued at its quoted market price at
     year end. Participant notes receivable   are  valued  at  cost  which
     approximates fair value.

          T. Rowe Price Retirement Plan Services, Inc. (the "Trustee") manages a Trust Fund for the Plan under the terms of a trust agreement. All of the Plan's investments and cash are held in the Trust Fund. The Trustee has been granted discretionary authority with regard to the investment of temporary cash balances and is directed by investment managers or a committee appointed by Crown with regard to all other investments.

2.   Description of Plan

     General. The Plan is a defined contribution plan designed to provide a convenient method by which eligible employees may save regularly through salary elections and through sponsor matching contributions.

     The Plan covers salaried employees of the Company's corporate office and Central States Can Company. Employees are eligible to participate in the Plan after completing one year of service and attaining the age of 21. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     On June 17, 1996, Crown sold Davies Can Company ("Davies"), a division of the Company, to Brockway Standard, Inc. ("Brockway"), a subsidiary of BWAY Corporation. Employees of Davies participating in the Plan were given the option of either rolling over their account balances into the Brockway sponsored plan or their individual retirement accounts or keeping their balances invested with the Plan. Their accounts became fully vested at termination.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------




     Employee Contributions. Employees who participate in the Plan can direct the Company to withhold wages and make tax deferred contributions on their behalf. Contributions may range from 1 percent to 16 percent of annual compensation, plus bonuses, subject to certain limitations.

     A participant's 401(k) account balance attributable to tax deferred contributions, taxable employee contributions, and rollover contributions is 100 percent vested at all times.

     Loans. The Plan allows for loans to participants in excess of $1,000 and not to exceed 50% of the participant's vested account balance up to $50,000 (subject to restrictions further described in the Plan document).

     Employer Contributions. The Company matches 50 percent of employee contributions up to a maximum employee contribution of 4 percent of compensation. Employer contributions vest 100 percent over five years of service. All employer matching contributions are invested automatically in the Crown Cork & Seal Common Stock Fund.


     Forfeitures of $16,381 and $7,354 were applied against administrative expenses during 1996 and 1995, respectively. Total unallocated forfeitures were $27,166 and $23,502 at December 31, 1996 and 1995, respectively. These amounts will be used to reduce future administrative expenses.

     Investments. Participants may direct their contributions among any of the following investments:

     1.  Common Stock Fund - Investing in Crown common stock.

     2. T. Rowe Price Prime Reserve Fund - A money market fund investing in a diversified portfolio of domestic and foreign U.S. dollar-denominated money market securities.

     3. T. Rowe Price Capital Appreciation Fund - Investing in common stocks, fixed income securities and money market instruments.

     4. T. Rowe Price Spectrum Income Fund - Investing primarily in a diversified group of T. Rowe Price mutual funds which invest principally in fixed income securities.

     5. T. Rowe Price Spectrum Growth Fund - Investing in a diversified group of T. Rowe Price mutual funds which invest principally in equity securities.

     Distributions.    Benefit  payments  from  the Plan are limited to lump
                       sum distributions.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------


     Plan Termination. Although it has not expressed any intent to do so, Crown has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

3.   Tax Status of the Plan

     The Plan was amended and restated, effective January 1, 1995 to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has represented that the Plan has been administered in accordance with all provisions of the IRC and ERISA. The Company has received a favorable determination letter, dated February 22, 1996, from the Internal Revenue Service (IRS) and accordingly, the Trust is not subject to federal or local income taxes.

4.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as parties-in-interest transactions which are exempt from the prohibited transactions rules.

5.   Subsequent Events

     The Company was legally dissolved in December, 1996. The Plan continues to be administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee.

                                                                    Schedule I
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Schedule 27a - Schedule of Assets Held for Investment at December 31, 1996
--------------------------------------------------------------------------------


                            Description       Number                  Current
    Identity of Issue      of Investment    of Shares      Cost        Value

Crown Cork & Seal
  Common Stock             Common stock       68,865   $ 2,231,754  $ 3,744,525

T. Rowe Price Prime
  Reserve Fund *           Registered
                           investment
                           Company         2,199,564     2,199,564    2,199,564

T. Rowe Price Capital
 Appreciation Fund *       Registered
                           investment
                           Company            68,881       920,135      996,708

T. Rowe Price Spectrum
 Income Fund *             Registered
                           investment
                           Company           205,947     2,231,689    2,306,605

T. Rowe Price Spectrum
 Growth Fund *             Registered
                           investment
                           Company           407,327     4,810,944    6,162,855

Participant Loan Fund
(at 9.25% - 12.95%
 interest rates,
 maturities ranging
 from  1997 to 2001)                                       224,092      224,092
                                                       -----------   ----------

Total assets held
 for investment purposes
  at December 31, 1996                                 $12,618,178  $15,634,349
                                                       ===========  ===========

* Party-in-interest.

                                                                    Schedule II
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Item 27d - Schedule of Reportable Transactions*
For the Year Ended December 31, 1996
--------------------------------------------------------------------------------



 Identity         Description      Aggregate  Aggregate    Cost
 of Party             of           Purchase   Selling       of          Net
 Involved         Investments       Price      Price       Assets       Gain


Crown Cork & Seal
 Co., Inc.        Common Stock  $   953,256  $1,316,930    $844,043   $472,887

T. Rowe Price
 Spectrum
  Income Fund    Registered
                 Investment Co.     561,120   1,019,579     998,523     21,056

T. Rowe Price
 Spectrum
  Growth Fund    Registered
                 Investment Co.   1,563,256   2,113,366   1,627,955    485,411

T. Rowe Price
 Prime
  Reserve Fund   Registered
                 Investment Co.     749,448     783,956     783,956       -




* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.